UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  SYBASE, INC.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                        ---------------------------------
                         (Title of Class of Securities)

                                    871130100
                               -----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 1997
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 18 Pages

                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,079,600
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,079,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,079,600

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    1.37%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,079,600
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,079,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,079,600

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    1.37%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,079,600
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,079,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,079,600

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    1.37%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 716,200
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,079,600
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   716,200
    With
                           10       Shared Dispositive Power
                                            1,079,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,795,800

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.28%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  2,200,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,795,800
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,200,000
    With
                           10       Shared Dispositive Power
                                            1,795,800

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,995,800

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.08%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,795,800
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,795,800

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,795,800

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.28%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  2,022,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,022,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,022,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.57%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,008,000
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,008,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,008,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.28%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  3,030,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   3,030,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,030,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.85%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  3,030,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   3,030,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,030,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.85%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  3,030,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,079,600
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   3,030,000
    With
                           10       Shared Dispositive Power
                                            1,079,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,109,600

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.22%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 18 Pages


          This  Amendment  No. 4 to  Schedule  13D  relates  to shares of Common
Stock, $0.001 par value per share (the "Shares"), of Sybase, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on
Schedule 13D dated December 2, 1996 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons as defined in the Initial Statements. This Amendment No. 4 is being filed by the Reporting Persons to report that as a result of recent acquisitions of Shares for the accounts of certain of the Reporting Persons, the number of Shares of which the Reporting Persons currently may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 3.   Source and Amount of Funds or Other Consideration.

          QIP expended approximately $7,440,000 of its working capital to purchase the Shares reported herein as having been acquired for its account in the last 60 days. Mr. Soros expended approximately $5,955,000 of his personal funds to purchase the Shares reported herein as having been acquired for his personal account in the last 60 days. Chatterjee Management expended approximately $996,800 of the working capital of Winston LDC to purchase the Shares reported herein as having been acquired for Winston LDC's account in last 60 days. Chatterjee Management expended approximately $488,600 of the working capital of Winston LLC to purchase the Shares reported herein as having been acquired for Winston LLC's account in the last 60 days.


Item 5.   Interest in Securities of the Issuer.

     (a) (i) Each of QIP, QIHMI and QIH Management may be deemed beneficial owner of the 1,079,600 Shares held for the account of QIP (approximately 1.37% of the total number of Shares outstanding).

          (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 1,795,800 Shares (approximately 2.28% of the total number of Shares outstanding). This number consists of (A) 716,200 Shares held for the account of Quantum Partners, and (B) 1,079,600 Shares held for the account of QIP.

          (iii)Mr. Soros may be deemed the beneficial owner of 3,995,800 Shares (approximately 5.08% of the total number of Shares outstanding). This number consists of (A) 2,200,000 Shares held for his personal account, (B) 716,200 Shares held for the account of Quantum Partners, and (C) 1,079,600 Shares held for the account of QIP.

          (iv) Winston LDC may be deemed the beneficial owner of the 2,022,000 Shares currently held for its account (approximately 2.57% of the total number of Shares outstanding).

          (v) Winston LLC may be deemed the beneficial owner of the 1,008,000 Shares currently held for its account (approximately 1.28% of the total number of Shares outstanding).

                                                             Page 14 of 18 Pages

          (vi) Each of Chatterjee Advisors and Chatterjee Management may be deemed the beneficial owner of 3,030,000 Shares (approximately 3.85% of the total number of Shares outstanding). This number consists of (A) 2,022,000 Shares held for the account of Winston LDC and (B) 1,008,000 Shares held for the account of Winston LLC.

          (vii)Dr. Chatterjee may be deemed the beneficial owner of 4,109,600 Shares (approximately 5.22% of the total number of Shares outstanding). This number consists of (A) 2,022,000 Shares held for the account of Winston LDC, (B) 1,008,000 Shares held for the account of Winston LLC and (C) 1,079,600 Shares held for the account of QIP.

     (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 1,079,600 Shares held for the account of QIP.

          (ii) Pursuant to the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 716,200 Shares held for the account of Quantum Partners.

          (iii)Pursuant to the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 716,200 Shares held for the account of Quantum Partners.

          (iv) Mr. Soros holds the sole power to vote and to dispose of the 2,200,000 Shares held for his personal account.

          (v)  Each of Winston LDC,  Chatterjee  Advisors (as manager of Winston
LDC), Chatterjee Management (as investment advisor to Winston LDC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 2,022,000 Shares held for the account of Winston LDC.

          (vi) Each of Winston LLC,  Chatterjee  Advisors (as manager of Winston
LLC), Chatterjee Management (as investment advisor to Winston LLC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 1,008,000 Shares held for the account of Winston LLC.

     (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since May 26, 1997 (60 days prior to the date hereof), by any of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any other persons identified in response to Item 2 of the Initial Statement.

                                                             Page 15 of 18 Pages

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

          (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

          (iii)The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

          (iv) The shareholders of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston LDC in accordance with their ownership interests in Winston LDC.

          (v) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston LLC in accordance with their ownership interests in Winston LLC.

     (e)  Not applicable.

          Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients and the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his account, the accounts of the SFM Clients and the account of QIP. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Each of Winston LDC and Winston LLC expressly disclaims beneficial ownership of any Shares not held directly for its account. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts of Winston LDC and Winston LLC. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for the accounts of QIP, Winston LDC and Winston LLC.

                                                             Page 16 of 18 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 24, 1997                         QUANTUM INDUSTRIAL PARTNERS LDC


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             QIH MANAGEMENT INVESTOR, L.P.

                                             By:  QIH Management, Inc.,
                                                  its General Partner


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                             QIH MANAGEMENT, INC.


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                             SOROS FUND MANAGEMENT LLC


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel


                                             GEORGE SOROS


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                             Page 17 of 18 Pages

                                             STANLEY F. DRUCKENMILLER


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             WINSTON PARTNERS II LDC


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                             WINSTON PARTNERS II LLC

                                             By:  Chatterjee Advisors LLC
                                                  its Manager


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


                                             CHATTERJEE ADVISORS LLC


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


                                             CHATTERJEE MANAGEMENT COMPANY


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Vice President


                                             PURNENDU CHATTERJEE


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


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                                                             Page 18 of 18 Pages
                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                  SYBASE, INC.

                                          Date of          Nature of            Number                 Price
For the Account of                      Transaction       Transaction          of Shares             Per Share
------------------                      -----------       -----------          ---------             ---------
Quantum Industrial
Partners LDC/1/                        07/17/97             Buy                   25,000             14.531
                                       07/17/97             Buy                  111,800             15.097
                                       07/17/97             Buy                   75,000             14.968
                                       07/18/97             Buy                  220,800             14.905
                                       07/21/97             Buy                   67,400             14.472

Winston
Partners II LDC/2/                     07/17/97             Buy                    3,300             14.531
                                       07/17/97             Buy                   14,900             15.097
                                       07/17/97             Buy                   10,000             14.968
                                       07/18/97             Buy                   29,400             14.905
                                       07/21/97             Buy                    9,400             14.472

Winston
Partners II LLC/2/                     07/17/97             Buy                    1,700             14.531
                                       07/17/97             Buy                    5,000             14.968
                                       07/17/97             Buy                    3,400             15.097
                                       07/18/97             Buy                   14,700             14.905
                                       07/21/97             Buy                    8,200             14.472

George Soros                           07/17/97             Buy                   20,000             14.531
                                       07/17/97             Buy                   93,400             15.097
                                       07/17/97             Buy                   60,000             14.968
                                       07/18/97             Buy                  176,600             14.905
                                       07/21/97             Buy                   50,000             14.472

-------------------
/1/ Transactions effected at the direction of SFM LLC and Dr. Chatterjee. /2/ Transactions effected at the direction of Chatterjee Management.

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